SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                          Kollmorgen Corporation
     ____________________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $2.50 Per Share
           (Including Shares Issuable Upon Conversion of Series D
          Convertible Preferred Stock, par value $1.00 per share)
     ____________________________________________________________________
                       (Title of Class of Securities)

                                500440102
     ____________________________________________________________________
                     (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                             990 Stewart Avenue
                        Garden City, New York 11530
                               (516) 222-2874
     ____________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  Copy to:

                           Paul T. Schnell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue
                       New York, New York 10022
                            (212) 735-3000

     ____________________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1
     (b) (3) or (4), check the following box:  ( )

     Check the following box if a fee is being paid with this statement: ( )


                                SCHEDULE 13D

     CUSIP No.  500440102
     ____________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          TINICUM INVESTORS   13-3800339
     ____________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  ( )
                                                            (b)  ( )
     ____________________________________________________________________
     (3)  SEC USE ONLY
     ____________________________________________________________________
     (4)  SOURCE OF FUNDS
          OO, WC, BK
     ____________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     ____________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
     ____________________________________________________________________
                                     (7)  SOLE VOTING POWER
                                          12,422 PREFERRED
             NUMBER OF                    378,807 COMMON (SEE ITEM 5)
              SHARES                 ____________________________________
           BENEFICIALLY              (8)  SHARE VOTING POWER
             OWNED BY                     10,765.5 PREFERRED
               EACH                       334,097 COMMON (SEE ITEM 5)
             REPORTING               ____________________________________
              PERSON                 (9)  SOLE DISPOSITIVE POWER
               WITH                       0
                                     ____________________________________
                                     (10) SHARED DISPOSITIVE POWER
                                          23,187.5 PREFERRED
                                          712,904 COMMON (SEE ITEM 5)
     ____________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,495 COMMON (ASSUMING CONVERSION OF ALL PREFERRED AND INCLUDING 3,000 SHARES OF COMMON PURCHASABLE BY MR.
          KASSCHAU UPON EXERCISE OF NON-EMPLOYEE DIRECTOR STOCK
          OPTIONS)  (SEE ITEM 5)
     ____________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES      ( )
     ____________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          21.3% OF COMMON (ASSUMING CONVERSION OF ALL PREFERRED AND INCLUDING 3,000 SHARES OF COMMON PURCHASABLE BY MR.
          KASSCHAU UPON EXERCISE OF NON-EMPLOYEE DIRECTOR STOCK
          OPTIONS)  (SEE ITEM 5)
     ____________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          PN
     ____________________________________________________________________


                              SCHEDULE 13D

     CUSIP No.  500440102
     ____________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          JAMES H. KASSCHAU        ###-##-####
     ____________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  ( )
                                                            (b)  ( )
     ____________________________________________________________________
     (3)  SEC USE ONLY
     ____________________________________________________________________
     (4)  SOURCE OF FUNDS
          OO, PF
     ____________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     ____________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
     ____________________________________________________________________
                                      (7)  SOLE VOTING POWER
               NUMBER OF                   0
                SHARES                ___________________________________
             BENEFICIALLY             (8)  SHARED VOTING POWER
               OWNED BY                    414.5 PREFERRED
                 EACH                      18,447 COMMON (SEE ITEM 5)
               REPORTING              ___________________________________
                PERSON                (9)  SOLE DISPOSITIVE POWER
                 WITH                      0
                                      ___________________________________
                                      (10) SHARED DISPOSITIVE POWER
                                           414.5 PREFERRED
                                           18,447 COMMON (SEE ITEM 5)
     ____________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,151 COMMON (ASSUMING CONVERSION OF ALL PREFERRED AND INCLUDING 3,000 SHARES OF COMMON PURCHASABLE BY MR.
          KASSCHAU UPON EXERCISE OF NON-EMPLOYEE DIRECTOR STOCK
          OPTIONS)  (SEE ITEM 5)
     ____________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES       ( )
     ____________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.4% OF COMMON (ASSUMING CONVERSION OF ALL PREFERRED AND INCLUDING 3,000 SHARES OF COMMON PURCHASABLE BY MR.
          KASSCHAU UPON EXERCISE OF NON-EMPLOYEE DIRECTOR STOCK
          OPTIONS)  (SEE ITEM 5)
     ____________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          IN
     ____________________________________________________________________


               This Statement constitutes Amendment No. 5 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), RUTCO Incorporated, a Delaware corporation ("RUTCO"), Mr. James H. Kasschau ("Mr. Kasschau"), Mr. Putnam L. Crafts, Jr. ("Mr. Crafts"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation ("JRH"), and J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), in connection with their beneficial ownership of shares of common stock, par value $2.50 per share ("Common Stock"), of Kollmorgen Corporation, a New York corporation (the "Issuer"). This Amendment No. 5 is being filed by Tinicum Investors, a Delaware general partnership ("TI"), Mr. Kasschau, Mr. Crafts, RIT, JRCML and St James's Place Capital plc, a United Kingdom corporation ("SJPC").

               Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     ITEM 2.   IDENTITY AND BACKGROUND.

               Item 2(c) is hereby amended and supplemented by adding the following:

               Mr. Kasschau's present business address is 990 Stewart Avenue, Garden City, New York 11530 and his present principal employment is as President of International Contract Furnishings, Inc. Mr. Kasschau is no longer an officer or director of Tinicum, Enterprises, RUTCO, Associates or Foreign.

               The name, business address and present principal employment or occupation and citizenship of each of the executive officers and directors of Tinicum, Enterprises, RUTCO, Associates and Foreign are set forth on Schedule I attached hereto and incorporated herein by reference. The name, business address and present principal employment or occupation and citizenship of each of the executive officers and directors of RIT, JRCML and SJPC are set forth on Schedule II attached hereto and incorporated herein by reference.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is hereby amended and supplemented by adding the following:

               Mr. Kasschau has received an aggregate of 2,804 shares of Common Stock from the Issuer in lieu of cash compensation payable to Mr. Kasschau as a non-employee director of the Issuer.

     ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

               Items 5(a)-(c) are hereby amended and supplemented by adding the following:

               (a) As of the close of business on the date hereof, TI, Mr. Kasschau, Mr. Crafts, and RIT have (i) beneficial ownership of 712,904, 18,447, 75,749 and 239,901 shares of Common Stock, respectively, and 23,187.5, 414.5, 2,484 and 7,867 shares of Preferred Stock, respectively, and (ii) assuming conversion of all shares of Preferred Stock into 1,717,591 shares of Common Stock, beneficial ownership of 2,430,495, 49,151, 259,749 and 822,641 shares of Common Stock respectively. The Purchasers, as a group, beneficially own 2,430,495 shares of Common Stock which represent 21.3% of the outstanding shares of Common Stock (assuming the conversion of all shares of Preferred Stock into 1,717,591 shares of Common Stock and including an additional 3,000 shares of Common Stock that may be purchased by Mr. Kasschau upon exercise of presently exercisable non-employee director stock options), based on the 9,693,466 shares of Common Stock disclosed to the Reporting Persons by the Issuer as outstanding on December 31, 1995.

               To the best of the Reporting Persons' knowledge and belief, except for Mr. Eric M. Ruttenberg ("Mr. Ruttenberg") who beneficially owns 7,064 shares of Common Stock (including 3,000 shares of Common Stock that may be purchased by Mr. Ruttenberg upon exercise of presently exercisable non-employee director stock options), and except as otherwise set forth herein, none of the persons identified on Schedules I or II attached hereto beneficially owns any shares of Common Stock.

               The Purchasers have been advised by the Issuer that it will redeem all of the outstanding shares of Preferred Stock on February 19, 1996. Pursuant to the Issuer's Restated Articles of Incorporation, such redemption will be made at a redemption price of $1,100 per share in cash plus an amount per share equal to all accrued and unpaid dividends thereon, whether or not earned or declared, to the date of redemption. The Purchasers have the right to convert, on or prior to the close of business on February 15, 1996 (the second business day preceeding the redemption date of February 19, 1996), each share of Preferred Stock into 74,074 shares of Common Stock. To the extent that the Purchasers do not convert their shares of Preferred Stock, such shares will be redeemed as described above. The Purchasers are reviewing whether or not to convert their respective shares of Preferred Stock.

               (b) TI has the sole power to vote the 12,422 shares of Preferred Stock and 378,807 shares of Common Stock it owns, and except for certain limited circumstances in which each of the Investors (as defined in the Shareholder Agreement, filed as Exhibit 9 to the Schedule 13D) has the power to vote such Investor's shares of Preferred Stock and Common Stock (see Items 4 and 6 of the Schedule 13D, as amended), the 10,765.5 shares of Preferred Stock and 334,097 shares of Common Stock owned by the Investors.

               By reason of the Transfer Restrictions and right of first offer granted to the Issuer in the Purchase Agreement (see
     Item 4 of the Schedule 13D, as amended), the right of first offer granted by the Investors to TI (as transferee of Enterprises and RUTCO) (see item 6 of the Schedule 13D, as amended), the right of TI to require the Investors to participate in certain sales by it and the right of the Investors to participate in certain sales by TI (see Item 6 of the Schedule 13D, as amended), TI has shared power to dispose of 23,187.5 shares of Preferred Stock and 712,904 shares of Common Stock, Mr. Kasschau has shared power to dispose of 414.5 shares of Preferred Stock and 18,447 shares of Common Stock and RIT has shared power to dispose of 7,867 shares of Preferred Stock and 239,901 shares of Common Stock.

               (c)  On December 31, 1995, Messrs. Kasschau and
     Ruttenberg received, directly from the Issuer, 137 and 273 shares of Common Stock, respectively, in lieu of cash compensation payable to them as non-employee directors of the Issuer.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

               TI has pledged 378,807 shares of Common Stock as security under a revolving line of credit agreement with Citibank, N.A., which was entered into in the ordinary course of TI's business. The pledge is subject to standard default and similar provisions.


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     TINICUM INVESTORS

     By:/s/ Eric M. Ruttenberg
        Eric M. Ruttenberg
        Managing Partner


                                 SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     By:/s/James H. Kasschau
        James H. Kasschau


                                 SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     By:/s/ Putnam L. Crafts, Jr.
        Putnam L. Crafts, Jr.


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     RIT CAPITAL PARTNERS plc

     By:/s/ D. W. A. Budge
        D. W. A. Budge
        Director


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED

     By:/s/ Paul R. Griffiths
        Paul R. Griffiths
        Director


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     ST. JAMES'S PLACE CAPITAL plc

     By:/s/ Sir Mark Weinberg
        Sir Mark Weinberg
        Director


     SCHEDULE I

     1. Directors and Executive Officers of Tinicum Enterprises, Inc. ("Enterprises"). The name, title and present principal occupation or employment of each of the directors and executive officers of Enterprises, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal
                                      Occupation or Employment
     Name and Title                   and Business Address

     John F. Keane                    President and Secretary
     President and Secretary          Tinicum Enterprises, Inc.

     Edward R. Civello                Vice President and Treasurer
     Vice President and Treasurer     Tinicum Enterprises, Inc.

     Joseph A. Marino                 Assistant Secretary
     Assistant Secretary              Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*              Managing Partner
                                      Tinicum Investors


     SCHEDULE I

     2. Directors and Executive Officers of Tinicum Incorporated ("Tinicum"). The name, title and present principal occupation or employment of each of the directors and executive officers of Tinicum, and the name, principal business and address of any organization in which such employment is conducted are set forth below. Unless otherwise indicated, the business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal
                                      Occupation or Employment
     Name and Title                   and Business Address

     John F. Keane                    President and Secretary
     President and Assistant          Tinicum Enterprises, Inc.
     Secretary

     Edward R. Civello                Vice President and Treasurer
     Vice President                   Tinicum Enterprises, Inc.

     Seth M. Hendon                   Secretary
     Secretary                        Tinicum Incorporated

     Eric M. Ruttenberg*              Managing Partner
                                      Tinicum Investors

     John C. Ruttenberg*              Executive
                                      Silicon Graphics Inc.
                                      One Cabot Road
                                      Hudson, MA 01749
                                      (design and manufacture of
                                      computer workstations)

     Hattie Ruttenberg*               Attorney
                                      c/o Tinicum Incorporated
                                      800 Third Avenue, 40th Floor
                                      New York, NY 10022


     SCHEDULE I

     3. Directors and Executive Officers of RUTCO Incorporated ("RUTCO"). The name, title and present principal occupation or employment of each of the directors and executive officers of RUTCO, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.
                                      Present and Principal
                                      Occupation or Employment
     Name and Title                   and Business Address

     John F. Keane                    President and Secretary
     President and Secretary          Tinicum Enterprises, Inc.

     Edward R. Civello                Vice President and Treasurer
     Vice President and Treasurer     Tinicum Enterprises, Inc.

     Joseph A. Marino                 Assistant Secretary
     Assistant Secretary              Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*              Managing Partner
                                      Tinicum Investors


     SCHEDULE I

     4. Directors and Executive Officers of Tinicum Foreign Investments Corporation ("Foreign"). The name, title and present principal occupation or employment of each of the directors and executive officers of Foreign, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal
                                      Occupation or Employment
     Name and Title                   and Business Address

     John F. Keane                    President and Secretary
     President and Secretary          Tinicum Enterprises, Inc.

     Edward R. Civello                Vice President and Treasurer
     Vice President and Treasurer     Tinicum Enterprises, Inc.

     Joseph A. Marino                 Assistant Secretary
     Assistant Secretary              Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*              Managing Partner
                                      Tinicum Investors


     SCHEDULE I

     5. Directors and Executive Officers of Tinicum Associates, Inc. ("Associates"). The name, title and present principal occupation or employment of each of the directors and executive officers of Associates, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal
                                      Occupation or Employment
     Name and Title                   and Business Address

     John F. Keane                    President and Secretary
     President and Secretary          Tinicum Enterprises, Inc.

     Edward R. Civello                Vice President and Treasurer
     Vice President and Treasurer     Tinicum Enterprises, Inc.

     Joseph A. Marino                 Assistant Secretary
     Assistant Secretary              Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*              Managing Partner
                                      Tinicum Investors


     SCHEDULE II

     1. Directors and Executive Officers of RIT Capital Partners plc ("RIT"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of RIT and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St James's Place Capital plc ("SJPC") are not repeated in this table.

                                    Directors

                   Business or         Principal Occupation
     Name          Residence Address   or Employment          Citizenship

     Lord           27 St James's      Joint Chairman, SJPC   British
     Rothschild     Place
     (Chairman)     London SW1A 1NR
                    England

     Charles        Swan House,        Director, Stanhope     British
     Howard         Madeira Walk,      Administration
     Bailey         Windsor            Limited, Swan House,
                    Berkshire SL4 1EU  Madeira Walk,
                    England            Windsor, Berkshire
                                       SL4 1EU (accounting
                                       and administrative
                                       services); Director,
                                       General Oriental
                                       Investments Limited,
                                       P.O. Box 309, Cayman
                                       Islands, British West
                                       Indies (investment
                                       company)

     Anthony        27 St James's      Director, Sketchley    South
     Herbert        Place              plc Rugby Road,        African
     Bloom          London SW1A 1NR    Hinckley,
                    England            Leicestershire
                                       LE10 2NE, England
                                       (dry cleaning and
                                       related industries);
                                       Director, Rockridge
                                       Consolidated Limited,
                                       4 Harley Street,
                                       London W1N 1AA,
                                       England (financial
                                       services)

     Duncan         27 St James's      Director & Chief       British
     William        Place              Operating Officer,
     Allan Budge    London SW1A 1NR    RIT
                    England

     Andrew        88 St George's      Farmer                 British
     Stephen       Square
     Bower         London SWIV 3QX
     Knight        England

     Baron         Boulevard           President, Banque      Belgian
     Phillippe     Jacques-            Bruxelles Lambert
     Lambert       Dalcroze 5, CH-     (Suisse) SA,
                   1211 Geneva 3       Boulevard Jacques-
                   Switzerland         Dalcroze 5, CH-
                                       1211, Geneva 5,
                                       Switzerland
                                       (international
                                       bank)

     Jean          10 Place du         Private investor,      Italian
     Pigozzi       Grand-Mezel,        10 Place du Grand-
                   1204 Geneva,        Mezel, 1204 Geneva,
                   Switzerland         Switzerland
                                       (investments
                                       worldwide)

                       Executive Officers

     Stephen       27 St James's       Company Secretary,     British
     Robin         Place               SJPC
     Sanders       London SW1A 1NR     Compliance Officer,
                   England             St James's Place
                                       Capital group of
                                       companies

     David Neil    27 St James's       Deputy Company         British
     Wood          Place               Secretary, SJPC
                   London SW1A 1NR     Director, J
                   England             Rothschild
                                       Administration Ltd

     The Corporate Secretary of RIT is J Rothschild Administration
     Limited.


     SCHEDULE II

     2. Directors and Executive Officers of J Rothschild Capital Management Limited ("JRCML"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of JRCML and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St James's Place Caital plc ("SJPC") are not repeated in this table.

                                       Directors

                   Business or         Principal Occupation
     Name          Residence Address   or Employment          Citizenship

     Lord          27 St James's       Joint Chairman, SJPC   British
     Rothschild    Place
     (Chairman)    London SW1A 1NR
                   England

     Hon Clive     27 St James's       Director, SJPC         British
     Patrick       Place
     Gibson        London SW1A 1NR
                   England

     Duncan        27 St James's       Director, RIT          British
     William       Place
     Allan Budge   London SW1A 1NR
                   England

     Donal         27 St James's       Group Tax Manager, St  British
     Francis       Place               James's Place Capital
     Connon        London SW1A 1NR     Group of companies
                   England

     Paul          27 St James's       Director, J            British
     Richard       Place               Rothschild Capital
     Griffiths     London SW1A 1NR     Management Limited
                   England

     Stephen       27 St James's       Company Secretary,     British
     Robin         Place               SJPC Compliance
     Sanders       London SW1A 1NR     Officer,
                   England             St James's Place
                                       Capital group of
                                       companies

     Sir Mark      27 St James's       Joint Chairman, SJPC,   British
     Weinberg      Place               Chairman, J
                   London SW1A 1NR     Rothschild Assurance
                   England             plc, J Rothschild
                                       House, Dollar Street,
                                       Cirencester,
                                       Gloucestershire GL7
                                       2AQ, England
                                       (insurance company)

                             Executive Officers

     David Neil    27 St James's       Deputy Company         British
     Wood          Place               Secretary, SJPC
                   London SW1A 1NR     Director, J
                   England             Rothschild
                                       Administration Ltd

     The Corporate Secretary of JRCML is J Rothschild Administration
     Limited.


     SCHEDULE II

     3. Directors and Executive Officers of St James's Place Capital plc ("SJPC"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of SJPC and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St James's Place Caital plc ("SJPC") are not repeated in this table.

                                 Directors

                   Business or         Principal Occupation
     Name          Residence Address   or Employment          Citizenship

     Lord          27 St James's       Joint Chairman, SJPC   British
     Rothschild    Place
                   London SW1A 1NR
                   England

     The           149 Newlands        Chairman,The Weir      British
     Viscount      Road, Cathcart,     Group plc
     Weir          Glasgow             149 Newlands Road,
                   G44 4EX, Scotland   Cathcart, Glasgow
                                       G44 4EX, Scotland
                                       (Engineers)

     Nathaniel     767 Fifth Avenue    President              French
     de            New York, NY        Nathaniel de
     Rothschild    10153               Rothschild Holdings
                   U.S.A.              Ltd, 767 Fifth
                                       Avenue, New York, NY
                                       10153, U.S.A.

     Hon Clive     27 St James's       Director, SJPC         British
     Patrick       Place
     Gibson        London SW1A 1NR
                   England

     Maurice       Fairfax House       Consultant, Saffery    British
     Edward        Fulwood Place       Champness (Chartered
     Hatch         Gray's Inn          Accountants) Fairfax
                   London WC1V 6UB     House, Fulwood Place,
                   England             Gray's Inn
                                       London WC1V 6UB
                                       England

     Anthony       27 St James's       Director, SJPC         British
     David         Place
     Loehnis,      London SW1A 1NR
     C.M.G.        England

     Lord Rees-    17 Pall Mall        Journalist             British
     Mogg          London SW1Y 5NB
                   England

     Andrew        27 St James's       Director, SJPC         U.S.A.
     Stafford-     Place
     Deitsch       London SW1A 1NR
                   England

     Sir Mark      27 St James's       Joint Chairman, SJPC,  British
     Weinberg      Place               Chairman, J
                   London SW1A 1NR     Rothschild Assurance
                   England             plc, J Rothschild
                                       House, Dollar Street,
                                       Cirencester,
                                       Gloucestershire GL7
                                       2AQ, England
                                       (insurance company)

     William       27 St James's       Director & Chief       British
     Valerian      Place               Operating Officer,
     Wellesley     London SW1A 1NR     SJPC
                   England

                             Executive Officers

     Stephen       27 St James's       Company Secretary,     British
     Robin         Place               SJPC
     Sanders       London SW1A 1NR     Compliance Officer,
                   England             St James's Place
                                       Capital group of
                                       companies

     David Neil    27 St James's       Deputy Company         British
     Wood          Place               Secretary, SJPC
                   London SW1A 1NR
                   England